Exhibit 99.2

FORM OF LETTER TO SHAREHOLDERS
SUSSEX BANCORP

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Shareholders of Sussex Bancorp

, 2013

Dear Shareholder:

This letter is being distributed by Sussex Bancorp (“Sussex”) to all holders of record of shares of its common stock, no par value per share (the “Common Stock”), at 5:00 p.m., New York City time, on May 31, 2013 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the prospectus dated              , 2013 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Sussex is offering up to an aggregate of 1,198,300 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on              , 2013, unless extended (the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date. Each Right will allow you to subscribe for 0.35 share of Common Stock (the “Basic Subscription Right”) at the subscription price of $           per share (the “Subscription Price”), subject to Sussex’s right to limit the beneficial ownership of any shareholder to no more than 4.9% (or to no more than such shareholder’s beneficial ownership on the Record Date of the Rights Offering if such ownership exceeds 4.9%) (the “Ownership Restrictions”). A shareholder exercising the Rights whose beneficial ownership is greater than 4.9% on the Record Date for the Rights Offering will be permitted to exercise only those subscription rights necessary to maintain such ownership level upon completion of the rights offering. For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 Rights and would have the right to purchase 35 shares of Common Stock for the Subscription Price, subject to the Ownership Restrictions.

In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by shareholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to the Ownership Restrictions, and the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Right, subject to the Ownership Restrictions. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, subject to the Ownership Restrictions, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier. Sussex will not issue shares of common stock pursuant to the exercise of Basic Subscription Rights or Over-Subscription Privileges or to any shareholder who, in its sole opinion, would exceed 9.9% ownership of total outstanding shares of Common Stock.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no shareholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Privilege. Sussex will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Sussex can provide no assurances that each you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. Sussex will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our shareholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Rights.

•	To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you, subject to the Ownership Restrictions, as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

•	To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege; you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege, subject to the Ownership Restrictions. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”), which will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

(1)	Prospectus;

(2)	Subscription Rights Certificate;

(3)	Instructions as to the Use of the Sussex Bancorp Subscription Rights Certificates; and

(4)	A return envelope addressed to American Stock Transfer and Trust Company, LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from AST Phoenix Advisors, the Information Agent. The Information Agent’s telephone number is (877) 478-5038 or (212) 493-3910. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Sussex Bancorp